July 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Catherine Gordon

Re:	USCF ETF Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A
(File Nos. 333-196273; 811-22930)

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the USCF ETF Trust (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 12:00 PM ET on Tuesday, July 15, 2014 or as soon thereafter as possible.

In connection with the submission of the Registrant’s request for accelerated effectiveness of the above-referenced Registration Statement, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

USCF ETF TRUST

By: /s/Heather Harker

        Name: Heather Harker

        Title: Chief Legal Officer

USCF ETF Trust

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604

[ALPS DISTRIBUTORS, INC. LETTERHEAD]

July 11, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, ALPS Distributors, Inc., the principal underwriter for the USCF ETF Trust (the “Trust”), hereby requests that the registration statement filed on Form N-1A for the Trust (File No. 333-196273) be accelerated and declared effective on 12:00 PM ET on Tuesday, July 15, 2014, or as soon thereafter as is reasonably practicable.

ALPS DISTRIBUTORS, INC.

By:   /s/Jeremy O. May

        Jeremy O. May

        President